Merrill Lynch International

Form SBSE-A

Amendment - SBSE-A/A

December 10, 2025

The following changes were made in this Amendment:

Changes to Schedule B, Section II Item 13B

ITAU UNIBANCO S/A. – Terminated as Custody, Clearance, or Settlement entity